
Mail Stop 3561

January 4, 2007

By Facsimile and U.S. Mail
Mr. W. Randolph Baker
Chief Financial Officer
Anheuser-Busch Companies Inc.
One Busch Place
St Louis, MO 63118

> **Re: Anheuser-Busch Companies Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 1-7823**

Dear Mr. Baker:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated December 19, 2006. Our review resulted in the following accounting comment.

Form 10-K for the Year Ended December 31, 2005

1. We have read your response to comment nine of our letter dated December 7, 2006. You are required to provide financial statements for Grupo Modelo for three years. As noted in the prior comment, the results for 2003 need not be audited if they are not significant per Rule 3-09 of Regulation S-X. Please amend your filing accordingly.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant